Filed by RightCHOICE Managed Care, Inc.
 Pursuant to Rule 425 under the Securities Act of 1933
      Subject Company:  RightCHOICE Managed Care, Inc.
                         Commission File No. 333-34750


The following communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform
Act of 1995. In particular, statements regarding the reorganization of RightCHOICE Managed Care, Inc., a
Missouri corporation, are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Careful consideration should be given to risk factors included in RightCHOICE's reports filed with the Securities and Exchange Commission, especially the section entitled
"Risk Factors" in "ITEM 1. BUSINESS" of RightCHOICE's
Annual Report on Form 10-K for the year ended December
31, 1999.


PRESS RELEASE

For Further Information
Kevin Aandahl     314-923-6268
Deb Wiethop       314-923-4767

     RIGHTCHOICE DELIVERS STRONG SECOND QUARTER EARNINGS

     Strong Growth in Enrollment and Revenues Drives
     Results; Progress Continues Toward Implementation of Settlement Agreement

ST. LOUIS, JULY 27, 2000 - RightCHOICE Managed Care,
Inc. (NYSE:RIT) today reported a 118 percent increase in second quarter net income to $8.5 million, or 45 cents diluted earnings per share, compared with net income of $3.9 million, or 21 cents diluted earnings per share, in the second quarter of 1999. It is the ninth consecutive comparable quarter of improved profitability for the company.

"Our steady and disciplined focus on building our business plays a key role in sustaining our impressive financial momentum," stated John O'Rourke, chairman, president and chief executive officer of RightCHOICE. "Our second quarter enrollment and revenue numbers remain strong, medical costs remain in line with expectations, and our efforts toward reducing administrative overhead costs continue to be effective."

For the three months ended June 30, 2000, RightCHOICE also reported:

- Operating income was $9.7 million, compared to $4.5 million for second quarter 1999.
- Earnings before interest expense, taxes, depreciation and amortization were $19.7 million compared with $11.8 million for second quarter 1999.
- The medical margin per member per month (PMPM) increased 13.6 percent to $25.83 PMPM from $22.74 PMPM for second quarter 1999.
- The medical loss ratio (MLR) improved to 81.9 percent, compared with 82.6 percent, and the general and administrative (G&A) expense ratio decreased to 18.7 percent compared with 20.1 percent for second quarter 1999.
- Cash flow from operations was $15.8 million compared with $3.6 million for the second quarter of 1999.
- Total membership increased to 2.4 million members at June 30, 2000, a 10 percent increase over the second quarter of 1999, including an increase in underwritten membership to 480,289 members at June 30, 2000, a 5 percent increase over the second quarter of 1999.

For the six months ended June 30, 2000, RightCHOICE also reported:

- Net income was $16.0 million or 84 cents diluted earnings per share compared to $8.6 million or 46 cents diluted earnings per share for the first six months of 1999.
- Operating income was $19.6 million, compared to $9.1 million for the first six months of 1999.
- Earnings before interest expense, taxes, depreciation and amortization were $37.3 million compared with $24.4 million for the first six months of 1999.
- The medical margin per member per month (PMPM) increased 14.9 percent to $26.51 PMPM from $23.07 PMPM for the first six months of 1999.
- The medical loss ratio (MLR) improved to 81.2 percent, compared with 82.2 percent, and the general and administrative (G&A) expense ratio decreased to 19.2 percent compared with 20.2 percent for the first six months of 1999.
- Cash flow from operations was $18.1 million compared with a negative $0.9 million for the first six months of 1999.


STRONG SECOND QUARTER SALES

RightCHOICE continued its strong sales efforts throughout the second quarter. During the first six months of 2000, the company achieved 72 percent of its new business group sales goal for the year. At the end of second quarter 1999, this figure was 54 percent. The company retained about 90 percent of its members in group and individual programs during the second quarter of 2000. Enrollment at July 1, 2000, added another 10,000 new members, up about 15 percent over January 1, 2000, enrollment.

"Our improved service levels are providing positive reinforcement to our current and potential customers that we are the ones to do business with and that makes us a strong competitor in the marketplace,"
O'Rourke said. "Service and program enhancements are leading to higher retention of members and new sales growth."

HealthLink, Inc., a wholly owned network rental subsidiary with 1.7 million members at June 30, 2000, achieved self-insured membership growth of 12 percent over year-end 1999 and 15 percent over the second quarter of 1999. HealthLink's membership growth in the workers' compensation program increased 26 percent over year-end 1999 to 649,703 members and 32 percent over the second quarter of 1999. In the past three years, HealthLink membership has grown by 58 percent.
In addition to workers' compensation, HealthLink provides network rental, administrative services and other non-underwritten health benefit programs in Missouri and six neighboring states.

SERVICE AND NETWORK IMPROVEMENTS

RightCHOICE believes that enhanced customer satisfaction and healthy financial performance are compatible goals. Efficient service contributes to sales and profitability.

RightCHOICE has sustained superior performance for its BlueCard(R) PPO program, which offers a uniform plan to companies whose employees live or work outside the local network service area. The company averaged a service index score of 96.4 out of a possible 100 points for the second quarter, which has increased customer satisfaction.

On July 1, University Hospital and Ellis Fischel
Cancer Center, both of Columbia, Mo., joined the company's PPO and HMO networks. RightCHOICE also has new contracts with about 475 physicians affiliated with University Hospital. Additions to RightCHOICE's provider networks help attract new members and retain current members. A greater selection of providers in markets outside of the St. Louis Metropolitan area provides members with more choices and convenience.

The addition of University Hospital is expected to
attract members not only in Central Missouri but
statewide as the BlueCard(R) PPO program will cover
those members who have
residences elsewhere but attend the three
universities and colleges in Columbia.   RightCHOICE
now has contracts with four hospitals in Columbia.

In Southeast Missouri, two independent physician associations have joined the company's PPO network, adding about 100 additional physicians in that region. RightCHOICE now has contracts with about 400 physicians in the Southeast Missouri region.

PRESCRIPTION DRUG BENEFITS

Choices for prescription drugs also are important for our members. RightCHOICE's three-tier prescription drug benefit offers members the choice of generic, formulary or brand name pharmaceuticals at different co-payment levels. For second quarter 2000, 92 percent of RightCHOICE underwritten members with a drug benefit were covered under the three-tier pharmacy benefit program.


RIGHTCHOICE JOINS CAQH EFFORTS TO IMPROVE NATION'S
HEALTH CARE SYSTEM

As a member of the Coalition for Affordable Quality
Health (CAQH), RightCHOICE has joined a group of more than 20 of the nation's largest health insurers in a cooperative effort to improve health care coverage, service and quality for American consumers and their doctors. CAQH is supporting and implementing a series of achievable, concrete action steps designed to strengthen the nation's health care system. They include improving consumer access to quality care and information, reducing administrative hassles and working with doctors to improve quality. CAQH intends to regularly report back on actions that have been completed and actions planned for the future.

RightCHOICE has already taken steps compatible with the CAQH's goals in the areas of physician programs, access for members to directories and drug formulary on the company web site, direct access to OB/GYN services, access to emergency care, and support of an independent review organization.

RIGHTCHOICE DATA MANAGEMENT EFFORTS EARN PRESTIGIOUS
AWARD

With about 5.6 million claims to process and more than 1.5 million telephone calls answered per year, RightCHOICE knows that employee access to complete, accurate information is vital.
Since 1994, the company has developed a data warehouse system to collect and analyze historical information for key business decisions. RightCHOICE recently received national recognition for its efforts by winning the international Data Warehouse
Institute Best Practices in Data Quality 2000 award.
This award recognized RightCHOICE's work in constructing key data elements and process tools for measuring quality. With this award, RightCHOICE advances to the national competition for overall
Leadership in Data Warehousing.


PGPP(R) UPDATE

RightCHOICE continues to work on cooperative programs with physicians designed to increase client satisfaction and improve the medical cost trend.
Plans continue for the specialist model of the Physician Group Partners Program(R) (PGPP(R)) to be introduced during fourth quarter 2000. Designed for the PPO and POS programs, initial specialties to be included are internal medicine/family practice, pediatrics, OB/GYN, cardiology and orthopedics. Like the current program for the HMO physicians, the program will include patient satisfaction and quality measurements.

OUTLOOK

RightCHOICE's financial performance outlook for the reminder of 2000:
- Average 7 to 8 percent annual premium revenue growth rate per member per month.
- Medical cost per member per month trend increase in the 6 to 7 percent range, and an MLR in the low-80s for the year.
- Maintaining the G&A expense ratio of 20 percent or less.

The targeted average premium revenue growth rate and medical cost trend increase from 1999 to 2000 reflect
RightCHOICE's announced plans to exit the Medicare
HMO business which comprised approximately 4,800 lives as of June 30. On a "same store" basis - excluding the Medicare risk membership from both years - the targets are: premium revenue growth rate per member per month of 9 to 10 percent, and medical cost per member per month trend increase of 7 to 8 percent.

"We believe that the tremendous growth potential we're seeing in the other segments of our business will more than offset the gradual reduction of this business through year-end 2000," O'Rourke stated.

PROGRESS CONTINUES TOWARD IMPLEMENTING SETTLEMENT AND
REORGANIZATION

The company continues to work toward completing the proposed settlement with the state of Missouri. Both
RightCHOICE and its parent company, Blue Cross and Blue Shield of Missouri, have reached agreement with Missouri officials to resolve litigation initiated against the parent company related to its continued ownership of RightCHOICE after its creation in 1994.
The parties to the settlement have agreed to use their best efforts to consummate the settlement and the related reorganization by December 31, 2000.

"We are excited about the reorganization that will result from the settlement because we believe that it is in the best interest of members, RightCHOICE shareholders and our communities," O'Rourke said.
"It's important to note that this settlement and the reorganization is supported by 90 consumer groups representing more than 1 million Missourians."

Progress that the parties have made toward implementation of the settlement and the related reorganization include the following:

- The Blue Cross and Blue Shield Association has fully restored the licenses to use the Blue Cross and Blue
Shield names and service marks and has preliminarily approved the reorganization.
- New RightCHOICE, which will be the resulting company in the reorganization, has been incorporated.
- The Missouri Department of Insurance has issued preliminary approval for the reorganization.
- Preliminary filings relating to the reorganization have been made with the SEC.
- Blue Cross and Blue Shield of Missouri has requested that the IRS issue a private letter tax ruling to the effect that various aspects of the reorganization will be tax-free. The company's special tax advisor, PricewaterhouseCoopers
LLP, has issued a tax opinion relating to the tax-free nature of the reorganization.
- The Missouri Foundation for Health has been incorporated and has received a determination from the IRS that it is a tax-exempt organization. A nominating committee has been formed to select a board of directors for the Foundation.
- The company's lenders under its credit facility have consented to the reorganization.

A number of significant conditions must be satisfied before the settlement is completed, including finalizing the preliminary filings made with the SEC and receipt of approval of the reorganization from the company's shareholders at a special shareholders' meeting that currently is expected to be held before the end of the year. The parties have sought a private letter ruling from the IRS and final approval of the reorganization from both the Blue
Cross and Blue Shield Association and the Missouri
Department of Insurance. The reorganization is also conditioned upon the receipt of legal opinions from counsel to the various parties. In addition, there remains pending a case regarding the status of Blue
Cross and Blue Shield of Missouri that could affect the closing of the reorganization. The case relates to whether Blue Cross and Blue Shield of Missouri is a public benefit or a mutual benefit company. The issue is currently before the Cole County Circuit
Court.

After the reorganization, Blue Cross and Blue Shield of Missouri and RightCHOICE will be combined. The resulting company will be a fully for-profit company with stock traded on the New York
Stock Exchange. The Missouri Foundation for Health will own about 80 percent of the common stock although that stock will be subject to a voting trust and divestiture agreement in order to provide for the orderly disposition of the stock.

The Foundation has agreed that at least 95 percent of its shares will be voted as directed by the New
RightCHOICE Board of Directors on all matters except those related to any future change of control of New
RightCHOICE.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This press release includes "forward-looking statements" within the meaning of the Private
Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations described above. Investors should not view these forward-looking statements as guarantees of future performance. The risks and uncertainties that could cause actual results to differ materially are detailed in the company's filings with the Securities and Exchange Commission, including its most recent
Quarterly Report on Form 10-Q and Annual Report on
Form 10-K. RightCHOICE is not under any obligation, and expressly disclaims any obligation, to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Blue Cross and Blue Shield of Missouri and its for-profit subsidiary, RightCHOICE Managed Care, Inc., are the largest providers of health care benefits in Missouri in terms of members.

IMPORTANT INFORMATION ABOUT PROPOSED REORGANIZATION

RightCHOICE Managed Care, Inc., a Delaware corporation, referred to above as New RightCHOICE, together with RightCHOICE Managed Care, Inc., a
Missouri corporation, referred to above as RightCHOICE or the company, filed with the Securities and Exchange Commission a preliminary proxy statement/prospectus regarding the proposed settlement and reorganization transaction described above. In addition, New RightCHOICE and RightCHOICE will prepare and file with the SEC a definitive proxy statement/prospectus and other documents regarding the proposed settlement and reorganization transaction. You are urged to read the definitive proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive proxy statement/prospectus will be sent to shareholders of RightCHOICE seeking their approval of the proposed settlement and reorganization transaction. You may obtain a free copy of the definitive proxy statement/prospectus (when it is available) and other documents filed by New RightCHOICE (as well as by RightCHOICE) with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus (when it is available) and these other documents may also be obtained for free by RightCHOICE shareholders by directing a request to:
RightCHOICE Managed Care, Inc., 1831 Chestnut Street,
St. Louis, Missouri, 63103, Attn: Investor Relations, telephone number (314) 923-4831; e-mail:
investors@abcbs.com.
FINANCIAL TABLES FOLLOW:
RightCHOICE Managed Care, Inc.
Consolidated Financial and Operating Results
(Unaudited; amounts in thousands except shares, per share and operating data)

THREE MONTHS ENDED
JUNE 30,                               2000      1999
Premium revenues:
   Alliance PPO                  $   64,176   $ 50,891
   AllianceChoice POS                48,179     40,952
   HMO (includes other POS)          54,331     50,891
   Medicare supplement               22,457     23,275
   Managed indemnity                    519        900
   Other specialty services          15,809     11,365
   Total premium revenues           205,471    178,274
Fees and other income                24,473     20,937
   Total revenues                   229,944    199,211
Operating expenses:
   Health care services             168,342    147,237
   Commissions                        8,883      7,458
   General and administrative        38,524     35,780
   Depreciation and amortization      4,459      4,189
   Total operating expenses         220,208    194,664
Operating income                      9,736      4,547
Investment income, net:
   Interest and dividends             3,680      3,504
   Realized gains (losses), net         926       (717)
Total investment income, net          4,606      2,787
Interest expense                     (1,065)      (941)
Other income, net                       856        248
Income tax expense                    5,629      2,734
Net income                       $    8,504   $  3,907
Basic earnings per share         $     0.46   $   0.21
Diluted earnings per share       $     0.45   $   0.21
Weighted average common shares   18,673,000 18,673,000

BALANCE SHEET DATA:
Cash and investments             $  258,149    $  229,706
Total assets                     $  523,887    $  498,699
Medical claims payable           $  116,246    $  107,288
Debt                             $   30,063    $   38,063
Shareholders' equity             $  173,669    $  150,586
Book value per share*            $     9.30    $     8.06
Tangible book value per share*   $     5.70    $     4.16
*Based on weighted average common shares

OPERATING DATA:
Membership at end of period
   Underwritten:
      Alliance PPO                  166,711       143,014
      AllianceChoice POS            136,900       124,906
      HMO (includes other POS)      124,375       131,704
      Medicare supplement            50,795        54,968
      Managed indemnity               1,508         2,054
   Self-funded:
      PPO                            44,110        45,792
      HMO                             7,687         7,694
      ASO (includes HealthLink):
      Workers' Compensation         649,703       492,000
       Other ASO                  1,245,397     1,205,898
      Total                       2,427,186     2,208,030
Medical loss ratio                    81.9%         82.6%
G&A ratio                             18.7%         20.1%
Adjusted G&A ratio (excluding
   depreciation and amortization)     16.8%         18.0%


NOTE: Health care services expense includes credit for amortization of the provision for losses on a single contract.

RightCHOICE Managed Care, Inc.
Consolidated Financial and Operating Results
(Unaudited; amounts in thousands except shares, per share and operating data)

SIX MONTHS ENDED
JUNE 30,                               2000        1999
Premium revenues:
   Alliance PPO                    $ 122,339   $ 101,047
   AllianceChoice POS                 94,665      81,070
   HMO (includes other POS)          110,651     104,393
   Medicare supplement                45,253      46,863
   Managed indemnity                   1,104       1,851
   Other specialty services           30,198      22,268
   Total premium revenues            404,210     357,492
Fees and other income                 48,376      41,732
   Total revenues                    452,586     399,224
Operating expenses:
   Health care services              328,411     293,985
   Commissions                        17,828      15,367
   General and administrative         77,991      72,340
   Depreciation and amortization       8,792       8,383

   Total operating expenses          433,022     390,075
Operating income                      19,564       9,149
Investment income, net:
   Interest and dividends              6,904       6,711
   Realized gains (losses), net        1,065        (449)
Total investment income, net           7,969       6,262
Interest expense                      (1,978)     (2,009)
Other income, net                        948         556
Income tax expense                    10,537       5,374
Net income                         $  15,966   $   8,584
Basic earnings per share           $    0.86   $    0.46
Diluted earnings per share         $    0.84   $    0.46
Weighted average common shares    18,673,000  18,673,000


OPERATING DATA:
Medical loss ratio                    81.2%        82.2%
G&A ratio                             19.2%        20.2%
Adjusted G&A ratio (excluding
   depreciation and amortization)     17.2%        18.1%
NOTE: Health care services expense includes credit for amortization of the provision for losses on a single contract.


TELECONFERENCE SCRIPT

Teleconference Script FINAL 7-27-00
Second Quarter 2000

Thursday, July 27
11 a.m. Central Time, Noon Eastern Time.
Dial-in: 1-800-210-9006
Replay:  1-888-203-1112; access code: 993907.

NOTE: During pre-conference session with Operator, ask
Operator to introduce John O'Rourke as Chairman, President and Chief Executive Officer of RightCHOICE Managed Care.

INTRODUCTION BY JOHN O'ROURKE:
Good morning and thank you for joining us today.   With me
is Sandra Van Trease, senior executive vice president and chief operating officer. Sandra is also chief financial officer.

Briefly, I want to remind you that the information we'll share with you in this conference call includes various
"forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on our current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from those that we discuss today. Additional information that could cause actual results to differ materially from those in the forward-looking statements can be found under the caption "Risk Factors" in our most recent Annual Report on Form 10-K on file with the SEC.

RECAP RESULTS:
Now, I'd like to recap our very positive second quarter results which represents a record-breaking quarter for RightCHOICE. Back in June we pre-announced that earnings per share would be higher than expected. And, today we reported earnings of $8.5 million or 45 cents per diluted share, our highest quarterly earnings since RightCHOICE went public in 1994. We now have posted nine consecutive comparable quarters of improved profitability and this is by far our best second quarter, exceeding the comparable quarter last year by 118%. Year-to-date, our net income is $16 million, or 84 cents per diluted share.

Our cash-generating ability continues to be stronger than ever. For the second quarter of 2000, compared with the same period last year:

- Earnings before interest expense, taxes, depreciation and amortization were $19.7 million compared to $11.8 million.
- We've more than doubled our operating income, to $9.7 million from $4.5 million, and
- Our cash flow from operations was $15.8 million, more than four times our cash flow of $3.6 million in last year's second quarter.

Additionally, RightCHOICE operating income more than doubled to $19.6 million in the first half of 2000 compared with $9.1 million in the first six months of 1999.

At June 30, 2000, our cash and investments balance was $258.1 million dollars; total long-term debt was $30.1 million dollars; and shareholders' equity at the end of the period was $173.7 million dollars or $9.30 per share.

There are several key factors driving our improved performance.

First, we've done a good job of meeting or exceeding our targets for operating ratios and margins. That includes keeping our medical loss ratio in the low 80's - we're at
81.2 percent, year-to-date. Our overhead - as measured by our G&A ratio - is under 20 percent - at 19.2 percent for the first six months. And, our medical margin was $26.51 per member per month, up 15 percent comparing the first six months of 2000 to the same period in 1999.

Second, the investments we've made in our service and marketing infrastructure are definitely paying off with high retention rates and excellent sales results. During the second quarter, we retained 9 out of 10 members in both group and individual programs. Through June 30th, we've met 72 percent of our new business group sales goal and ended the quarter with 480,000 underwritten members. Even better, at July 1st, we added another 10,000 lives to our membership
- making this a very successful year-to-date selling effort.

A third and very important factor in our performance is our HealthLink business. HealthLink continues to enjoy great success and contributes to our exceptional growth in fee income and operating earnings.

The HealthLink contribution resulted in overall growth in RightCHOICE fee income of 16 percent in the first six months of 2000 compared with the same period last year. Membership in HealthLink has grown 12 percent just since year-end 1999, and has grown 58 percent in the last three years.

So to recap, the significant upside is due to the combination of solid margins and operating ratios, and healthy growth in both underwritten membership and administrative services.

I'm very proud to say that our management team deserves tremendous credit for working together to generate these results. As an organization, we're committed to keeping our focus on continuous improvement. We won't take our eye off the ball. At the same time, we're now in a position to further reinforce our leadership and increase our visibility in the industry.

One of the ways we're doing this is by joining with other leading health insurers nationwide to launch the Coalition for Affordable Quality Health Care. The coalition's mission reflects our strong commitment to make the health care experience better for doctors and consumers. It's backed up by our individual and collective efforts to:
- Help consumers gain access to quality care and information;
-    To make administration easier for doctors and members;
and
- To help doctors and other health care professionals improve overall health care quality.

This is a major initiative, and it's groundbreaking for our industry. It focuses on concrete action steps that we, as participating companies, can - and are - implementing. The idea is to provide our members -- and the network health care professionals who care for them -- with high quality service and information. The end goal is a system that works. As an industry this is the right step forward. The coalition's objectives are compatible with our business approach, and some of you are very familiar with RightCHOICE's programs that are very physician- and member-focused. These include programs such as:

-    Our Physician Group Partners Program;
-    Internet access to provider directories;
-    Having our drug formulary on the company website;
- The dramatic reduction in preauthorization requirements, and
- Our support of an independent review organization for issues concerning medical necessity.

Also supporting our leadership position, I'd like to highlight several accomplishments, for which RightCHOICE is getting well-deserved recognition:

- We've been awarded an international best practices award for our Data Warehouse System, which Sandra will discuss further.

- NCQA has reissued our one-year accreditation for BlueCHOICE HMO. As we've discussed in the past, accreditation is important to building our ability to compete effectively, especially for large employer contracts.

- RightCHOICE has been included for the first time in the Russell 2000 index. We're pleased to be included within this flagship index, which represents about 11% of the investable US stock market. While it's purely quantitative, it represents a milestone for our company and gives us an added measure of visibility among small cap companies.

Before turning the call over to Sandra Van Trease to review our operations in detail, let's take a moment to review our progress on the settlement with the State of Missouri - which continues to move forward.

SETTLEMENT UPDATE
First, here is just a bit of background for anyone who is not fully aware of the settlement and reorganization.

We and our parent company, Blue Cross and Blue Shield of Missouri, reached a settlement agreement with the Missouri Attorney General and the Department of Insurance that will result in the merger of Blue Cross and Blue Shield with RightCHOICE. RightCHOICE will become a Delaware for-profit corporation and a direct licensee of the Blue Cross and Blue Shield Association.

Through this agreement, litigation with the state of Missouri related to Blue Cross and Blue Shield of Missouri and its ownership of RightCHOICE will be settled. A new public benefit foundation will own approximately 80 percent of RightCHOICE stock and receive approximately $13 million in cash. The foundation is expected to serve the health care needs of under- and uninsured Missourians in our service area.

The foundation has agreed that 95 percent of its stock will be voted as directed by the new RightCHOICE board of directors on all matters except future changes of control.
The foundation also agreed to sell its RightCHOICE stock in an orderly manner, under a divestiture plan.

Since signing the definitive reorganization agreement this spring, we've been moving to satisfy the various conditions to closing. An update on those activities includes several key accomplishments:
- The Missouri Foundation for Health has been incorporated and has received an IRS determination letter on its tax-exempt status. And, the nominating committee to select the Foundation board has been formed.
-    New RightCHOICE has been incorporated in Delaware.
- We've received preliminary approval of the reorganization by the Blue Cross and Blue Shield Association's Board of Directors and by the Missouri Department of Insurance.
-    We have made preliminary filings with the SEC.
- PricewaterhouseCoopers has issued a tax opinion related to the tax-free nature of the reorganization, and we've requested that the IRS issue a private letter tax ruling, which is still pending.

There are a number of conditions to closing that remain, including the delivery of legal opinions from counsel to the various parties.

Also pending is a case regarding the status of Blue Cross and Blue Shield of Missouri that relates to whether it is a mutual benefit corporation or public benefit corporation.
This could affect the timing of the closing. This is described in detail in the filings made with the SEC. Once completed, the final proxy statement and prospectus will be sent to the shareholders of RightCHOICE in advance of their vote on the reorganization.

Because there are variables outside our control, we can't give you a precise timeline, but we believe we're on track and hope -- before the end of the year-- to hold the special shareholders' meeting to approve the reorganization.

The settlement agreement is a win-win opportunity for our company, our community and our shareholders. In the meantime, our focus continues on the opportunities to grow, improve our performance and increase our value to our members. Now, I'll turn the call over to Sandra Van Trease.

SANDRA VAN TREASE:
Thanks, John. During our first quarter conference call, we described the initiatives that set the stage for successful sales and membership growth. As we indicated back in April, proposal activity has been very robust, and we've enjoyed a high retention rate and strong close ratio.

The result was a very strong second quarter enrollment period. As John mentioned, at June 30, we had 480,000 underwritten members, with another 10,000 enrolled as of July 1. Moving forward into the second half, we expect our typical 10% annualized turnover factor and the anticipated run-off of approximately 4,800 members who are part of our Medicare risk HMO business, which we're exiting as of December 31, 2000.

Nevertheless, the strength of our sales effort thus far, and the outlook for solid sales for the remainder of the year, more than offset the gradual reduction of those members, and keep us on track for top line annual growth in total underwritten membership this year.

Looking into 2001, you'll recall that the Missouri
Consolidated Health Care HMO contract expires at the end of 2000. And, although it comprises about 40,000 member lives, it has been an unprofitable business.

As we discussed in the first quarter call, we're focusing on profitable growth. Our sales and marketing management have implemented a very effective sales strategy that has focused on several key elements that include: having the best team on field; emphasizing service; simplifying the product offering; and rationalizing our distribution channels.

We believe this has given us an advantage in the market, where we compete very effectively head-to-head with our core competitors without sacrificing margin.

The bulk of our growth has come from this improved sales strategy across the board. It's notable that growth is consistent among group sizes - including our 100+ groups, the emerging market groups that have 25-99 employees, as well as small group and individual sales.

From a product perspective, growth has been primarily in three main product areas:
- Alliance PPO - which features the Blue Card, that many employers are truly embracing;
-    AllianceCHOICE,  our point-of-service plan, and
-    Our RightCHOICE-branded plan in Southern Illinois.
Southern Illinois is an adjacent market, but it's outside our Blue Cross service area. We've branded our products as RightCHOICE - but use the very well respected HealthLink provider network. It's very gratifying to see sales momentum growing there.

Given our strong sales capability, our differentiating qualities and the market opportunity, we see continued room for growth in St. Louis and throughout our service area - especially Central and Southeast Missouri. To that point, our network development efforts outside the metropolitan St. Louis area not only support our growth strategy, but also our objective of increasing access to health care for consumers throughout our service areas.

We've had a good deal of success with our network strategy. For example, as of July 1st, we added to our PPO and HMO networks the University Hospital and Ellis Fischel Cancer Center in Columbia. This is a city in Central Missouri,
where the University of Missouri is located.   We also have
new contracts with about 475 physicians affiliated with the University Hospital. In Southeast Missouri, we continue to expand our physician network with two physician groups totaling about 100 doctors being added to our PPO network in that region.

Just as the development of our in-state networks support our growth, the BlueCard PPO nationwide network continues to be a very strong differentiator for us.

Through BlueCard, we're positioned as the local provider with a national network. This offers employers the flexibility they need when they have employees and
dependents in multiple markets.   Our service record in the
BlueCard program has been outstanding, with our recent quarterly score at 96.4 out of 100 possible points.
BlueCard is a classic example of the value of "being Blue" - a difference that our clients recognize and embrace.

Service, marketing success and financial performance are closely tied. That's why we continue to monitor and work toward continuous improvement in all of these areas, including timeliness in the claims area.

CLAIMS:
During the first quarter, we experienced an increase in claims inventory and a decrease in timeliness related to upgrades in our imaging system and consolidation of the function of converting paper claims to electronic images at a single processing center.

We're pleased to report that these upgrades are achieving the desired increases in our efficiency and claims processing timeliness, which has returned to normal.

At June 30, claims payable were $116.2 million dollars with an average of 63 days to pay. This reduction in average days to pay stems primarily from the continued improvement in our claims entry inventory levels, from over 7 days of inventory on hand in January, down to under 2 days of inventory at the end of June. Our goal is to achieve no more than one day of claims entry inventory on hand. Further, our level of suspended claims has also decreased significantly, from over 13 days on hand in January to less than 9 days at the end of June.

Claims are the driving component in our total information system -- which is the lifeblood of our business. That's why we've made the significant investments in information technology and processes over the past several years.

Those investments are paying off in many ways - and one of the most visible dividends is industry recognition for best practices. As John mentioned, we've won a prestigious international award from the Data Warehousing Institute for Best Practices in Data Quality.

Our data warehouse system provides us with a critical tool to package and analyze archived data, helping us make key business decisions. More than 5.6 million claims annually feed into 550 fields in our warehouse. The Best Practices Award we received was specifically for our Key Data Elements process. That process identifies and continuously samples the 62 data fields that are the most critical in making business decisions.

Our information systems team deserves a great deal of credit for the success of the Key Data Elements process. Even more gratifying than the award - is the knowledge that this tool has resulted in improvements that benefit our network health care providers and our members, creating a measurable, favorable impact on our business success.

MEDICAL MANAGEMENT
In fact, our data warehouse system is just one of the tools that allows us to add value to our relationships with physicians. The Physician Group Partners program, as well as disease management programs, are supported by our ability to capture, analyze and then act on data.

For example, our initiative to reduce the number of procedures that require precertification has proceeded very well and provides recognized value for providers and members, especially those in our HMO plan.

Today, we require pre-cert for just 26 procedures or
services.   Some examples of inpatient procedures/services
that still require pre-certification include:
- hysterectomy which studies have shown a higher utilization rate in this part of the country than any other;
-    procedures that address chest and abdominal pain; and
-    services that address diabetes and hypertension.

On an outpatient basis, we still require pre-certification for such procedures as cardiac catheterization, cataract surgery, and laminectomies.

A very interesting synergy emerges from this: many of the remaining precertification conditions automatically refer to the appropriate RightCHOICE disease management program, such
as congestive heart failure.   In that way, we enhance our
value to the member, and maximize the opportunity to manage cost and utilization for identified high-cost disease states.

We're equally focused on what might be perceived as the "softer side" of medical management and issues of economic concern to physicians.

 We're being rewarded for our initiative and leadership in working with physicians on a proactive and creative basis, such as through our Physician Consultative Committee.

In fact, RightCHOICE was favorably profiled in four bylined newsletter articles written by leaders in the medical community. The over-riding message is that RightCHOICE is taking the initiative in working with physicians on such issues as contracting, timely claims payment and medical malpractice insurance.

OUTLOOK:
Given our healthy balance sheet and strong performance in the first half of the year -- and notwithstanding the possibility of experiencing higher costs in the second half of the year - our financial outlook for 2000 is as follows.
There are two ways to look at the premium and medical cost trend targets.

First, reflecting the transition of the 4,800 Medicare risk members off the books; said another way, including the reduction of these members from 4,800 in June 2000 to zero by December 2000:

- Our average annual premium revenue growth target per member per month is in the 7 to 8 percent range.
- Also on that basis, our targeted medical cost trend per member per month is 6 to 7 percent.

If we exclude the Medicare risk business from both 1999 and 2000, on a "same store basis" -- we're targeting:

-    the premium revenue growth rate at 9 to 10 percent, and
-    The medical cost trend at 7 to 8 percent.

Either way - we plan to continue managing our ratios - targeting our medical loss ratio to be in the low 80s for the year, and our general & administrative expense ratio to be 20 percent or less for the year. At this point, I'd like to turn it back to John.


JOHN:

It's tremendously gratifying to speak with you today, to report record-breaking financial results, and describe
RightCHOICE's exciting corporate initiatives.

Our members and shareholders alike are receiving the benefits of our disciplined focus on doing things right the first time, paying attention to service and quality, and simplifying access to quality, affordable health care as much as possible.

We've worked hard to achieve improvement, and we don't intend to become complacent or lose focus. We do business in a competitive arena, and know we must keep our edge in order to continue delivering growth, profits and value.

The challenges ahead are not unique to RightCHOICE - but we think that many of our solutions are.

Over the past year, the market has adjusted to the reality of cost-based pricing, and we're very gratified to see that our clients - old and new - embrace our value equation.

Yet, we realize that double-digit rate increases are not indefinite -- and that there are many factors that threaten access to affordable, quality healthcare:

- As hospital and physician groups grapple with their strategic decisions, costs escalate;
- Despite our success in controlling the drug cost trend through benefit design, both the utilization and unit costs of prescription drugs show no sign of slowing down in the near term;
- Legislative initiatives often seem bent on creating unintended consequences - through mandates that serve to drive costs and increase the pool of uninsured.

So, what does RightCHOICE do differently?

First of all, we're using our human and technological assets to get as much administrative cost out of our operations, while achieving continuous service improvement at every level. "Energy" is the key in the value equation, and we're successfully reducing the "energy cost" needed to do business with RightCHOICE.

Second - and more importantly -- we're leveraging our leadership and integrity to earn a seat at the table with all of the players in the health care arena: employers, physicians and legislators. .And, not just locally, but on a statewide and national level.

We just participated in a valuable forum with the Missouri
Association of Health Plans - where we seek to impact the
Missouri legislative agenda through education and the
exchange of ideas.   And, as we mentioned earlier, we're a
member of the new Coalition for Affordable Quality Health - taking action to improve the system.

I'm very proud to serve as the chairman of the national Health Policy and Legislation Committee of the Blue Cross and Blue Shield Association. Among the issues we're studying is the role that employers play in the direct provision of health care coverage. We believe our Association must study and determine what the optimum market and regulatory framework should be. We want to effectively shape our industry -- whether under the current model of employer-based coverage or one that evolves toward individual choice.

The point is -- we recognize that our unique position as a publicly traded Blue plan is one we must maximize in order to continue growing and creating value for our members and our investors. As proven in our results announced today - - these are mutually compatible objectives.

I'll now take your questions.

Thank you for joining us today. Interest from the investment community is becoming more evident and we welcome investors to take a very close look at our operations and business model.

We invite you to contact us at anytime.

Operator, please repeat the replay number and close the call.